Ideal Restaurant Group, Inc.
277 North Avenue, Suite 200
New Rochelle, NY 10801

February 4, 2013

Ms. Singleton
Ms. Reich
Mr. Field
Ms. Nguyen
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ideal Restaurant Group, Inc.
Request for Acceleration

Dear Ms. Singleton, Ms. Reich, Mr. Field and Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ideal Restaurant Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 11 a.m. Eastern Standard Time on February 7, 2013, or as soon thereafter as is practicable.

 The Company acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you for your assistance.

Sincerely,

/s/ Rudolph Southwell
Rudolph Southwell
Principal Executive Officer